                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                          Commission File Number _____________

                           NOTIFICATION OF LATE FILING

(Check One):   [X] Form 10-K    [_] Form 11-K    [_] Form 20-F    [ ] Form 10-QSB

               [_] Form N-SAR

               For Period Ended: June 30, 2005

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:

     Read attached  instruction  sheet before  preparing  form.  Please print or type.

     Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.

     If the  notification  relates  to a portion of the  filing  checked  above,

identify the item(s) to which the notification relates:

                                     PART I

                             REGISTRANT INFORMATION

Full Name of Registrant: SMART-TEK SOLUTIONS INC.

433 Town Center, Suite 316

Address of Principal Executive Office (Street and Number)

Corte Madera, California, 94925

City, State and Zip Code

                                    PART II

                             RULE 12b-25(b) AND (c)

     If the subject  report could not be filed  without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b), the following should be completed. (Check box if appropriate.)

[X]

(a)  The reasons  described in  reasonable  detail in Part III of This form could not be eliminated without unreasonable effort or expense

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[X]

(b)  The subject annual report,  semi-annual report, transition report on Form 10-K,  Form  20-F,  Form 11-K or Form  N-SAR,  or portion thereof will be filed on or before the 15th calendar day following the prescribed  due date;  or the  subject  quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or  before  the  fifth  calendar  day  following the prescribed due date; and

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     |    (c)  The accountant's statement or other exhibit required by Rule

     |         12b-25(c) has been attached if applicable.

                                    PART III

                                   NARRATIVE

The Registrant hereby represents that it is unable to file its Annual Report on Form 10-KSB for the period ended June 30, 2005, because the Registrant’s new management was unable to complete the review of its consolidated financial statements by September 28, 2005. The delay could not be cured without unreasonable effort or expense.  The Registrant further represents that the Form 10-KSB will be filed no later than the 15th day following the date on which the Form 10-KSB was due.

                                    PART IV

                               OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

     Donald Gee, President and Chief Executive Officer

     SMART-TEK SOLUTIONS INC.

     433 Town Center Suite 316

     Corte Madera, California, 94925

     Telephone: (415)738.8887

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [x] Yes  [_] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings  statements  to be  included  in the  subject  report  or  portion thereof?

                                                                 [_] Yes  [x] No

     If so: attach an explanation of the anticipated change, both narratively and  quantitatively,  and, if  appropriate,  state the reasons why a  reasonable estimate of the results cannot be made.

SMART-TEK SOLUTIONS INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  September 29, 2005              By  /s/ Donald Gee

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                                             Donald Gee

                                             President and CEO